As filed with the U.S. Securities and Exchange Commission on March 23, 2026.

Registration No. 333-282862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PHOENIX ENERGY ONE, LLC

(Exact name of registrant as specified in its charter)

Delaware	1311	83-4526672
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18575 Jamboree Road, Suite 830

Irvine, California 92612

(303) 749-0074

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Wheeler

Chief Legal Officer

18575 Jamboree Road, Suite 830

Irvine, California 92612

(949) 416-5037

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Christopher J. Clark, Esq.

Ross McAloon, Esq.

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, District of Columbia 20004-1304

(202) 637-2200

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☒ Registration No.: 333-282862

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☐

ADDITION OF EXHIBITS

This Post-Effective Amendment No.1 (this “Post-Effective Amendment”) to the Registration Statement on Form S-1 (File No 333-282862) (the “Registration Statement”), as originally declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025, is being filed in order to include as an exhibit to the Registration Statement the consent of Ramirez Jimenez International CPAs to the use of its report dated March 17, 2026, with respect to the consolidated financial statements of Phoenix Energy One, LLC and its subsidiaries included in the Annual Report on Form 10-K of Phoenix Energy One, LLC for the year ended December 31, 2025 in the Registration Statement and the related prospectus. The report of Ramirez Jimenez International CPAs was filed in Prospectus Supplement No. 13, dated March 17, 2026, which was filed with the SEC pursuant to Rule 424(b)(3). In addition, a power of attorney made by the members of Phoenix Energy One, LLC’s board of directors in favor of the attorneys-in-fact named therein is being filed with this Post-Effective Amendment in order to include such power of attorney as an exhibit to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. None.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Amended and Restated Broker-Dealer Agreement, by and between Phoenix Capital Group Holdings, LLC and Dalmore Group, LLC, dated as of December 20, 2024.

3.1*	Certificate of Formation of Phoenix Capital Group Holdings, LLC, dated as of April 16, 2019.

3.2*	Certificate of Amendment to the Certificate of Formation of Phoenix Energy One, LLC, dated as of January 23, 2025.

3.3*	Second Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC, dated as of January 23, 2025.

4.1*	Form of Indenture, by and between Phoenix Energy One, LLC and UMB Bank, N.A., as trustee, governing the securities offered hereby.

4.2*	Form of Cash Interest Note (included in Exhibit 4.1).

4.3*	Form of Compound Interest Note (included in Exhibit 4.1).

4.4*	Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022, governing the Reg A Bonds.

4.5*	First Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1, 2022.

4.6*	Second Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022.

4.7*	Third Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of May 25, 2023.

4.8*	Form of Reg A Bond.

4.9*	Form of Adamantium Bond.

4.10*	Form of 2020 506(b) Bond and 2020 506(c) Bond.

4.11*	Form of July 2022 506(c) Bond.

4.12*	Form of December 2022 506(c) Bond (Series AAA through Series D-1).

4.13*	Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of August 25, 2023, governing the August 2023 506(c) Bonds.

4.14*	Form of August 2023 506(c) Bond (Series U through Series Z-1).

4.15*	First Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of August 20, 2024.

4.16*	Form of August 2023 506(c) Bond (Series AA through Series JJ-1) (included in Exhibit 4.15).

4.17*	Second Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of October 17, 2024.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Commercial Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Amarillo National Bank, dated as of July 24, 2023.

10.2*	Security Agreement, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of July 24, 2023.

10.3*	Promissory Note, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Amarillo National Bank, LLC, dated as of July 24, 2023.

10.4†++*	Second Amended and Restated Limited Liability Company Agreement of Phoenix Equity Holdings, LLC, dated as of December 4, 2024.

10.5†*	Unit Award Agreement, by and between Phoenix Equity Holdings, LLC and Curtis Allen, dated as of December 4, 2024.

10.6†*	Unit Award Agreement, by and between Phoenix Equity Holdings, LLC and Sean Goodnight, dated as of December 4, 2024.

10.7†++*	Employee Offer Letter, by and between Phoenix Capital Group Holdings, LLC and Sean Goodnight, dated as of June 12, 2020.

10.8†*	Employee Agreement, by and between Phoenix Equity Holdings, LLC and Adam Ferrari, effective as of January 1, 2025.

10.9†*	Employee Agreement, by and between Phoenix Equity Holdings, LLC and Curtis Allen, effective as of January 1, 2025.

10.10†*	Employee Agreement, by and between Phoenix Equity Holdings, LLC and Lindsey Wilson, effective as of January 1, 2025.

10.11†*	Employee Offer Letter, by and between Phoenix Operating LLC and Brandon Allen, dated as of March 2, 2023.

10.12†*	Performance Bonus Amendment, by and among Phoenix Operating LLC, Phoenix Capital Group Holdings, LLC, and Brandon Allen, dated as of January 22, 2025.

10.13†*	Commission Agreement, by and between by and between Phoenix Capital Group Holdings, LLC and Sean Goodnight, dated as of January 16, 2024.

10.14*	Loan Agreement, by and between Adamantium Capital LLC and Phoenix Capital Group Holdings, LLC, dated as of September 14, 2023.

10.15*	Loan Agreement Amendment and Note Modification Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of October 30, 2023.

10.16*	First Amendment to Commercial Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Amarillo National Bank, dated as of July 24, 2024.

10.17*	Modification of Promissory Note, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Amarillo National Bank, dated as of July 24, 2024.

10.18*++

Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of August 12, 2024.

10.19*

Assignment of Loans and Liens, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, Amarillo National Bank, and Fortress Credit Corp., as administrative agent, collateral agent, and lender, dated as of August 12, 2024.

10.20*

Limited Waiver and Amendment No. 1 to Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of October 25, 2024.

10.21*

Amendment No. 2 to Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of November 1, 2024.

10.22++*

Amendment No. 3 to Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of December 18, 2024.

10.23*	Second Amendment to Loan Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of December 12, 2024.

10.24†*	2024 Long-Term Incentive Plan of Phoenix Equity Holdings, LLC.

10.25†*	Form of Unit Award Agreement of Phoenix Equity Holdings, LLC.

10.26†*	Form of Phantom Unit Award Agreement of Phoenix Equity Holdings, LLC.

10.27*	Third Amendment to Loan Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of January 3, 2025.

10.28*	Fourth Amendment to Loan Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of January 24, 2025.

10.29++*

Limited Waiver and Amendment No. 4 to Amended and Restated Senior Credit Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of April 16, 2025.

10.30†*	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Phoenix Equity Holdings, LLC, dated as of April 25, 2025.

16.1*	Letter from Cherry Bekaert to the U.S. Securities and Exchange Commission, dated as of May 13, 2024.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Ramirez Jimenez International CPAs.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3**	Consent of Ramirez Jimenez International CPAs.

24.1**	Power of Attorney (included in the signature page hereto).

25.1*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of UMB Bank, National Association, as trustee under the indenture filed as Exhibit 4.1 above.

99.1*	Form of Notes Subscription Agreement.

107*	Filing Fee Table.

+ Capitalized terms have the meanings assigned to them in the prospectus contained in this Registration Statement.

++ Certain annexes, schedules, and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted annex, schedule, or exhibit to the U.S. Securities and Exchange Commission upon request.

* Previously filed.

** Filed herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on March 23, 2026.

PHOENIX ENERGY ONE, LLC

By:	/s/ Curtis Allen
Name:	Curtis Allen
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Adam Ferrari, Lindsey Wilson, Curtis Allen, and David Wheeler, and each of them singly, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place, and stead, in any and all capacities, to sign, or cause to be electronically signed, this registration statement on Form S-1 and any and all amendments (including post-effective amendments) to this registration statement, and any other registration statement for the same offering that is to be so effective upon filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them singly, full power and authority to do and perform any and all acts and things necessary or desirable to be done in and about the premises, as fully and for all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each such said attorneys-in-fact and agent or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on March 23, 2026.

Signature	Title

/s/ Adam Ferrari	Chief Executive Officer and Director (Principal Executive Officer)
Adam Ferrari

/s/ Curtis Allen	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)
Curtis Allen

/s/ Daniel Glen Ferrari, by Charlene Ferrari, POA	Director
Daniel Ferrari

/s/ Jason Allan Pangracs	Director
Jason Allan Pangracs

/s/ Jason Montgomery Wagner	Director
Jason Montgomery Wagner